

July 12, 2016

Jules P. Kaufman, Esq.
General Counsel
Coty Inc.
350 Fifth Avenue
New York, New York 10118

> **Re: Coty Inc**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 27, 2016**
> **File No. 333-210856**

Dear Mr. Kaufman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure consistency of disclosure throughout the documents filed on behalf of Galleria and Coty. In addition, where comments on a particular filing are applicable to disclosures in another filing, please make corresponding changes as applicable.

Opinions of Coty's Financial Advisors, page 35

2. We note your revised disclosure on pages 36 and 37 regarding Morgan Stanley and Barclays that "For a more detailed summary of the opinion … see the section of this prospectus entitled "The Transactions—Opinions of Coty's Financial Advisors…"). Please add "and the fees paid and payable to…" following after the disclosure "a more detailed summary of the opinion of Morgan Stanley [Barclays]."

Summary Historical and Pro Forma Financial Data, pages 42 and 136
Summary Historical Consolidated Financial Data of Coty, pages 47 and 138
Non-GAAP Financial Data of Coty, pages 48 and 140

3. We note your response to comment 2 from our letter dated June 17, 2016. In regard to your disclosures regarding the usefulness of the non-GAAP measures you present, please address the following:
   - it does not appear to us that disclosing or inferring non-GAAP financial measures are "better", more meaningful, or superior to GAAP financial measures is appropriate;
   - although disclosing how a non-GAAP financial measure is used by management is meaningful and relevant to investors, it is not sufficient to indicate why the measure is useful to investors; and
   - it is not clear to us how you define "underlying business results" or "day to day operational performance".

4. We note your responses to comments 3 and 4 from our letter dated June 17, 2016. Please address the following:
   - to the extent you present non-GAAP financial measures in your registration statement, it appears to us you should clarify and explain each adjustment, including how amounts were determined;
   - demonstrate to us how the tax effects related to adjusted net income are calculated and explain the reasons for the significant fluctuations in the effective tax rates reflected by these amounts relative to the related adjustments for each period; and
   - due to the fact that you target growth and seek to acquire new brands and licenses and your Non-GAAP performance measures exclude expenses related to your acquisition strategy, please disclose and discuss how you assess and evaluate the success of acquisitions.

Unaudited Condensed Combined Pro Forma Financial Statements of Coty, page 142

5. We note your response to comment 5 from our letter dated June 17, 2016. In regard to the composition of senior management, we note you identify Mr. Becht as chairman of the Company's board of directors and Interim Chief Executive Officer. Please more fully explain to us Mr. Becht's designation as "Interim" Chief Executive Officer and tell us if and when you intend to appoint a permanent Chief Executive Officer. Please also explain to us under what circumstances senior managers may be removed, including the specific mechanisms for their removal. In regard to the composition of the board, please tell us when you expect new board elections to occur relative to the anticipated completion date of the merger.

Note 2 – P&G Beauty Brands Pre-Merger Adjustments, page 149

6. We note your response to comment 7 from our letter dated June 17, 2016. In regard to adjustment (a), please quantify the allocated Global Business Unit and corporate

expenses you deduct from cost of sales and selling, general and administrative expenses during each period presented. In regard to adjustments (a) and (d), you indicate that you deduct certain allocated expenses but add-back expenses that will transfer with Galleria based on management's best estimates at the time of the filing. It remains unclear to us how these adjustments are estimated and how you determined they are factually supportable.

Exhibits

7. Please file dated opinions.

Exhibit 8.1

8. We note the opinion states that the Galleria Transfer, taken together with the Distribution, *should* [emphasis added] qualify as a tax-free reorganization pursuant to section 368(a)(1)(D) of the Code; (ii) the Distribution, as such, *should* qualify as a distribution of SplitCo stock to Parent stockholders pursuant to Section 355 of the Code; (iii) the Merger *should* not cause Section 355(e) of the Code to apply to the Distribution. Please explain why counsel cannot give a "will" opinion and describe the degree of uncertainty in the opinion and provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pam A. Long
Assistant Director
Office of Manufacturing and
Construction